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               SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D.C.  20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                  TALLEY INDUSTRIES, INC.
                        (Name of Issuer)

                        COMMON STOCK
                 (Title of Class of Securities)

                         874687106
                         (CUSIP Number)

                    David J. Levenson, Esq.
              Venable, Baetjer, Howard & Civiletti
             1201 New York Avenue, N.W., Suite 1000
                      Washington, DC 20005
                       (202) 962-4831
              (Name, Address and Telephone Number
            of Person Authorized to Receive Notices
                      and Communications)


                      August 23, 1994
              (Date of Event which Requires Filing
                       of this Statement)



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because
of Rule 13d-1(b)(3) or (4), check the following box.
                                                           /   /

Check the following box if a fee is being paid with the
statement.                                                 / X /












                       Page 1 of 7 Pages


795/DCSEC




CUSIP No.   874687106                             Page 2 of 7

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
       Saad. A. Alissa

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a)
                                                                     (b)

3      SEC USE ONLY


4.     SOURCE OF FUNDS:
       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e):
       N/A

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
       Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER
       252,200

8.     SHARED VOTING POWER
       253,600

9.     SOLE DISPOSITIVE POWER
       252,200

10.    SHARED DISPOSITIVE POWER
       253,600

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       505,800

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       5.03%

14.    TYPE OF REPORTING PERSON:
       IN




5136/BLUSEC
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Item 1.  Security and Issuer

         Common Stock

         Talley Industries, Inc.
         2702 North 44th Street
         Phoenix, AZ  85008

Item 2.  Identity and Background

         The person filing this statement is Saad A. Alissa an individual whose business address is P.O. Box 192, Alkhobar 81962, Saudi Arabia. Mr. Alissa's principal occupation is President of Abdullatif Ali Alissa Est., a sole proprietorship organized under the laws of the Kingdom of Saudi Arabia (the "Establishment"). The Establishment's principal business is importing and operating a dealership for General Motors and Isuzu Motors automobiles, spare parts and accessories. The principal business address and principal office address of the Establishment is P.O. Box 192, Alkhobar 81962, Saudi Arabia.

         Mr. Alissa has not during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Alissa used personal funds, and margin funds provided by Prudential Securities in the ordinary course of business, to acquire the shares of Common Stock of Talley
Industries, Inc. (the "Company").

Item 4.  Purpose of Transaction

         Mr. Alissa acquired the shares of the Company's Common
Stock for investment purposes and has no current plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except as set forth below;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

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         (d)  Any change in the present board of directors or
management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

         Mr. Alissa reserves the right to revise his plans in the future if such a revision becomes, in his sole discretion, necessary, appropriate or otherwise advisable.

Item 5.  Interest in Securities of the Issuer

         Mr. Alissa is deemed to be the direct and indirect beneficial owner of an aggregate of 505,800 shares of Common Stock of the Company. This amount includes 252,200 shares which will be owned directly by Mr. Alissa and 253,600 shares which will be owned indirectly through the Establishment, of which Mr. Alissa is the President. The 505,800 shares of the Company's Common Stock represents 5.03% of the outstanding Common Stock of the Company.

         Mr. Alissa has the sole power to vote and the sole power to dispose of the shares owned directly by him.
Mr. Alissa also shares the power to vote or dispose of the shares owned by the Establishment.

    The following table sets forth information with respect to all purchases and sales of Common Stock by Mr. Alissa and the Establishment during the past 60 days:

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
  Date of      Number          Type of         Price
Transaction  of Shares       Transaction      Per Share
    7/01/94    5,000    Open Market Purchase     $6.50
    7/05/94    5,000    Open Market Purchase     $6.375
    7/05/94    5,000    Open Market Purchase     $6.25
    7/07/94    4,500    Open Market Purchase     $6.25
    7/07/94    2,600    Open Market Purchase     $6.25
    7/08/94      600    Open Market Purchase     $6.25
    7/08/94    2,400    Open Market Purchase     $6.25
    7/11/94    5,000    Open Market Purchase     $6.125
    7/11/94   10,000    Open Market Purchase     $6.25
    7/11/94    5,000    Open Market Purchase     $6.375
    7/12/94    5,000    Open Market Purchase     $6.125
    7/13/94    5,000    Open Market Purchase     $6.00
    7/13/94    7,000    Open Market Purchase     $6.125
    7/15/94    3,500    Open Market Purchase     $6.25
    7/19/94    1,000    Open Market Purchase     $6.25
    7/20/94    6,400    Open Market Purchase     $6.125
    7/20/94    5,000    Open Market Purchase     $6.25
    7/21/94   10,000    Open Market Purchase     $6.125
    7/22/94   10,000    Open Market Purchase     $6.125
    7/25/94   11,800    Open Market Purchase     $6.125
    7/28/94   15,000    Open Market Purchase     $6.125
    7/28/94    5,000    Open Market Purchase     $6.25
    7/29/94   10,000    Open Market Purchase     $6.25
    8/01/94    1,500    Open Market Purchase     $6.25
    8/02/94    2,000    Open Market Purchase     $6.50
    8/02/94    5,000    Open Market Purchase     $6.625
    8/03/94    8,600    Open Market Purchase     $6.75
    8/04/94    6,200    Open Market Purchase     $6.75
    8/05/94    3,600    Open Market Purchase     $6.75
    8/09/94    9,200    Open Market Purchase     $6.75
    8/10/94    3,000    Open Market Purchase     $6.75
    8/11/94    4,400    Open Market Purchase     $6.75
    8/12/94    4,500    Open Market Purchase     $6.75
    8/15/94    4,400    Open Market Purchase     $6.75
    8/16/94    5,800    Open Market Purchase     $6.75
    8/17/94   10,000    Open Market Purchase     $6.75
    8/18/94   10,000    Open Market Purchase     $6.75
    8/18/94    4,500    Open Market Purchase     $6.625
    8/19/94      200    Open Market Purchase     $6.75
    8/22/94    4,900    Open Market Purchase     $6.75
    8/23/94    5,000    Open Market Purchase     $6.75

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Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, or understandings between Mr. Alissa and third parties with respect to the voting securities of the Company.

Item 7.  Material to be Filed as Exhibits

         None/Not Applicable.













             [This space left intentionally blank]



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                           SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:                            /s/ Saad A. Alissa
                                  Saad A. Alissa